SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             SILVER STAR FOODS, INC.

                                  COMMON STOCK


                                   828236 10 9
                                 (CUSIP NUMBER)


                                1000 South Avenue
                          Staten Island, New York 10314


                                 October 4, 2000
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

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

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

         Barry Sherman

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:    United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 0

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 0

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 0.00%

(14) Type of Reporting Person: IN

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ITEM 1. SECURITY AND ISSUER.

Silver Star Foods, Inc.
Common Stock, $.0001 par value.
1000 South Avenue
Staten Island, New York 10314

ITEM 2. IDENTITY AND BACKGROUND.

(a)      Name:             Barry Sherman

(b)      Address:          802 East Broadway
                           Long Beach, New York 11561

(c)      Director of Issuer

(d)      None.

(e)      None.

(f)      Citizenship. United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Barry Sherman, is a director but not a shareholder of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The Issuer became a Reporting Company on October 4, 2000, through the effectiveness of a Form SB-2 filing with the Securities and Exchange Commission, which became effective on October 4, 2000. Mr. Sherman is not, and never was a shareholder of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Barry Sherman does not hold any of the issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2001         Signature: /s/ Barry Sherman
                             ----------------------------
                                            BARRY SHERMAN